AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 1, 1997
                                                           REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-6
                               ------------------

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                               ------------------

         A. EXACT NAME OF TRUST:

                  THE EQUITY FOCUS TRUSTS--REIT PORTFOLIO SERIES, 1997-B

         B. NAME OF DEPOSITOR:      SMITH BARNEY INC.

         C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                        SMITH BARNEY INC.
                        388 GREENWICH STREET, 23RD FLOOR
                        NEW YORK, NY 10013

         D. NAMES AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                     COPY OF COMMENTS TO:
                  LAURIE A. HESSLEIN               MICHAEL R. ROSELLA, ESQ.
                  Smith Barney Inc.                  Battle Fowler LLP
                  388 Greenwich Street               75 East 55th Street
                  New York, New York  10013       New York, New York  10022
                                                     (212) 856-6858

         E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
         An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

         F. PROPOSED MAXIMUM OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:
                  Indefinite

         G. AMOUNT OF FILING FEE:
                  No filing fee required.

         H. APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
                  As soon as practicable after the effective date of the registration statement.

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The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

                  SUBJECT TO COMPLETION, DATED OCTOBER 1, 1997



================================================================================
                          THE EQUITY FOCUS TRUSTS- REIT PORTFOLIO SERIES, 1997-B
================================================================================

         The final prospectus for The Equity Focus Trusts - REIT Portfolio Series, 1997 is hereby incorporated by reference and used as a preliminary prospectus for The Equity Focus Trusts - REIT Portfolio Series, 1997-B. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. The objective of the new Trust is to provide investors with the possibility of maximizing their total return through a convenient and cost-effective investment in a fixed portfolio of public traded domestic real estate investment trusts ("REITs"). The Sponsor will select REIT stocks for the Trust which it considers to have strong potential for capital appreciation and current dividend income over the three year life of the Trust relative to the risks and opportunities inherent in investing in growth and income stocks. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only. The estimated current return and long-term return for the Trust will depend on the interest rates and offering side evaluation of the securities in the Trust and may vary materially from those of the previous trust. Unlike the previous Trust, the new Trust may impose a sales charge on purchases during the initial public offering period. Investors should contact financial consultants at the Sponsor who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust.

         INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION THESE SECURITIES MAY NO BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                     Part II

              ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

   A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

--------------------------------------------------------------------------- ----------------------------------------
                                                                                          SEC FILE OR
                                                                                      IDENTIFICATION NO.
--------------------------------------------------------------------------- ----------------------------------------

I. Bonding Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration Statement on Form S-6 under the Securities Act of 1933:

          Smith Barney Inc.
                                                                                      2-67446

--------------------------------------------------------------------------- ----------------------------------------

II. Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

          Smith Barney Inc.
                                                                                      8-12324
--------------------------------------------------------------------------- ----------------------------------------

III. Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933
          (Charter, By-Laws):

          Smith Barney Inc.                                                           33-65332, 33-36037
--------------------------------------------------------------------------------------------------------------------


     B.   The Internal Revenue Service Employer Identification Numbers of the
Sponsor and Trustee are as follows:
--------------------------------------------------------------------------- ----------------------------------------
          Smith Barney Inc.                                                           13-1912900
          The Chase Manhattan Bank                                                    13-4994650
--------------------------------------------------------------------------- ----------------------------------------


Supplemented final prospectus from the following Series of The Equity Focus Trusts which is incorporated herein by reference may be used as the preliminary prospectus for this Series: The Equity Focus Trusts--REIT Portfolio
Series, 1997 (Reg. No. 333-28705).

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet of Form S-6.
         The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of The Uncommon Values Unit Trust, 1985 Series, 1933 Act File No. 2-97046).
         The Prospectus.
         Additional Information not included in the Prospectus (Part II). The undertaking to file reports.
         The signatures.
         Written Consents as of the following persons:
               KPMG Peat Marwick LLP (included in Exhibit 5.1)
               Battle Fowler LLP (included in Exhibit 3.1)


The following exhibits:

         1.1.1    --       Form of Reference Trust Indenture (incorporated by reference to Exhibit 1.1. to the
                           Registration Statement of Smith Barney Unit Trusts Equity Focus Trusts - The Bank & Thrift
                           Series, 1933 Act File No. 33-62815).

         2.1      --       Form of Standard Terms and Conditions of Trust (incorporated by reference to Exhibit
                           2.1 to the Registration Statement of The Uncommon Values Unit Trust, 1985 Series, 1933 Act File
                           No. 33-97046).

         3.1      --       Opinion of counsel as to the legality of the securities
                           being issued including their consent to the use of their names under the headings "Taxes" and "Legal Opinion" in the Prospectus.

         *5.1     --       Consent of KPMG Peat Marwick LLP to the use of their name under the heading
                           "Miscellaneous - Auditors" in the Prospectus.

--------------
*   To be filed with Amendment to Registration Statement.

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 1ST DAY OF OCTOBER, 1997.

                         Signatures appear on page II-4.

         A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

SMITH BARNEY UNIT TRUSTS (Registrant)
SMITH BARNEY INC.
         DEPOSITOR


By the following persons*, who
  constitute a majority of the
  Board of Directors of Smith
  Barney Inc.:


           STEVEN D. BLACK
           JAMES BOSHART III
           ROBERT A. CASE
           JAMES DIMON
           ROBERT DRUSKIN
           ROBERT H. LESSIN
           WILLIAM J. MILLS, II
           MICHAEL B. PANITCH
           PAUL UNDERWOOD

           By:    /s/GINA LEMON
                  (As authorized signatory for
                  Smith Barney Inc. and
                  Attorney-in-Fact for the persons listed above)
--------
* Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 33-56722, 33-51999 and 333-21047.